UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File No. 00-30082

MERUS LABS INTERNATIONAL INC.
(Translation of registrant's name into English)

100 Wellington St. West, Suite 2110 P.O. Box 151
Toronto, ON M5K 1H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated June 11, 2014
99.2	News Release dated June 12, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2014

MERUS LABS INTERNATIONAL INC.

/s/ Andrew Patient
Andrew Patient
Chief Financial Officer